 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated March 18, 2024, announcing that the Company confirms that the acceptance period of the mandatory public takeover bid launched by CMB NV (“CMB”) for all shares issued by the Company not already owned by CMB or its affiliates (the “Bid”) expired on March 15, 2024. During the acceptance period, 69,241,955 shares in the Company, representing 31.47% of the outstanding shares in the Company, were tendered in the Bid.

The information contained in Exhibit 99.1 of this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: March 18, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Monday 18 March 2024 – 21:15 p.m. CET _______________________________________

RESULTS OF THE MANDATORY PUBLIC TAKEOVER BID ON EURONAV NV LAUNCHED BY CMB NV

ANTWERP, Belgium, 18 March 2024 – Euronav NV (“EURN”, “Euronav” or “the Company”) (NYSE: EURN & Euronext: EURN) confirms that the acceptance period of the mandatory public takeover bid launched by CMB NV (the "Bidder") for all shares issued by Euronav NV (“Euronav”) not already owned by CMB or its affiliates (the "Bid"), expired on 15 March 2024.
During the acceptance period, 69,241,955 shares in Euronav, representing 31.47% of the outstanding shares in Euronav, were tendered into the Bid.
As a result, the Bidder will hold a total of 177,147,299 shares in Euronav, representing 80.51% of the outstanding shares in Euronav. Taking into account the 17,790,716 treasury shares held by Euronav and the 24,400 shares held by Saverco NV, the Bidder and persons affiliated with it together will hold 194,962,415 shares, representing 88.61% of the outstanding shares in Euronav.
Alexander Saverys, CEO of Euronav, said: “With the closing of the mandatory takeover offer on Friday, we turn the page on the final piece of the solution for the strategic and structural deadlock in Euronav. 75 % of the non-CMB shareholders have used the opportunity to sell their shares at the same price CMB paid to Frontline and Famatown. We will now sail full steam ahead to execute our value-creating strategy for Euronav and CMB.TECH.”

More information can be found in the press release by CMB that can be consulted here.

Contact:
Communications Coordinator – Enya Derkinderen Tel: +32 476646359
Email: communications@euronav.com

Head of Marketing & Communications – Katrien Hennin Tel: +32 499393470
Email: katrien.hennin@cmb.be

Publication final year results – 4 April 2024

About Euronav NV & CMB.TECH
Euronav and CMB.TECH together represent a group with around 150 ocean-going vessels in dry bulk, container shipping, chemical tankers, offshore wind and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.
Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN.
Euronav plans to change the group's name to CMB.TECH. Euronav will remain the oil tanker shipping division within the group.
More information can be found at www.euronav.com.
About CMB
CMB (Compagnie Maritime Belge) is a diversified shipping group based in Antwerp, Belgium. CMB is the majority shareholder of Euronav.
More information can be found at www.cmb.be.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include uncertainty as to the number of shares that will be tendered in the Bid and the impact on the continued listing of the shares on the New York Stock Exchange or Euronext Brussels, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.